1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 31, 2017

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,793

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,793 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of the iShares U.S. Dividend and Buyback ETF (the “Fund”), a series of the Trust.

The SEC staff (the “Staff”) provided comments to the Trust on September 19, 2017, with supplemental conversations on September 26, 2017 and October 26, 2017. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table and example to the Staff at least one week prior to the filing becoming effective.

Response: The Trust has provided a completed fee table and example to the Staff at least one week prior to the filing becoming effective, as requested.

Comment 2: Please disclose the number of companies currently in the Underlying Index.

Response: As of September 29, 2017, there were approximately 384 component securities in the Underlying Index. The Trust respectfully directs the Staff’s attention to the “Construction and Maintenance of the Underlying Index” section of SAI, which discloses the approximate number of component securities in the Underlying Index.

Comment 3: If the Underlying Index is currently concentrated, please disclose this fact.

Securities and Exchange Commission

October 31, 2017

Response: The Trust respectfully notes that the Industry Concentration Policy within the Principal Investment Strategies section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “[t]he Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” As of the date referenced in the “Principal Investment Strategies,” to the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the “Principal Investment Strategies” and its related risk would be described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust further notes that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors. As a result, the Trust respectfully declines to make any change to this disclosure.

Comment 4: The Staff notes that the Fund invests in mid- and small-cap companies, as well as large-cap companies, and they would seem to be riskier than large-cap, in general, and in particular with respect to their ability to pay continuing dividends. Please confirm whether small and mid-cap risk disclosure is required.

Response: The Trust confirms that small-capitalization companies risk and mid-capitalization companies risk are not principal risks of the Fund and that additional disclosure in the summary prospectus is not required. The Trust also respectfully directs the Staff’s attention to “Mid-Capitalization Companies Risk” in the statutory prospectus.

Comment 5: Please confirm that non-diversification is a principal risk, given that the “Underlying Index constituents represent 90% of the total shareholder capital distributions from companies in the Morningstar® US Market Index…[and] is a subset of the Morningstar US Market Index, which…represents approximately 97% of the market capitalization of publicly-traded U.S. stocks.” The Staff notes that its concern is that any boilerplate risk detracts and distracts from the real risks of investing in the Fund.

Response: The issuer monitors each iShares fund post-launch to determine whether it is appropriate to reclassify the fund as diversified. There also may be low net assets at Fund launch, which may limit the number of issuers the Fund is able to include in its representative sampling approach to index tracking.

Comment 6: Please confirm whether mid- and small-capitalization companies are less likely to pay dividends and buy their stocks back.

Response: Profitable companies with positive cash flows are generally more likely to distribute dividends and buy their stocks back. While the likelihood that a company will pay out dividends may increase as the company’s market capitalization increases, an issuer’s size is not a dispositive factor. However, the Underlying Index is weighted by total payout yield. This means

Securities and Exchange Commission

October 31, 2017

that issuers with larger pay outs (generally, companies with more capital) will comprise more of the Underlying Index, while mid-capitalization and small-capitalization companies generally will have lower weights.

Comment 7: Please confirm whether the Fund will comply with the requirements of its exemptive order relating to Rule 22c-1 under the Investment Company Act of 1940 (“1940 Act”).

Response: The Trust confirms that the Fund will comply with the requirements of its exemptive order relating to Rule 22c-1 under the 1940 Act.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Patrick Ekeruo

Michael Gung

Nicole Hwang

Joel Whipple

Ashley Singletary-Claffee